

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

February 19, 2016

<u>VIA E-MAIL</u>
Ms. Katie P. Kurtz
Chief Financial Officer
Healthcare Trust, Inc.
405 Park Avenue, 14th Floor
New York, NY, 10022

   Re: Healthcare Trust, Inc.
     Form 10-K for the fiscal year ended December 31, 2014
     Filed April 15, 2015
     File No. 000-55201

     Form 10-Q for the quarterly period ended September 30, 2015
     Filed November 16, 2015
     File No. 000-55201

Dear Ms. Kurtz:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information in the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Wilson K. Lee

          Wilson K. Lee
          Senior Staff Accountant
          Office of Real Estate and
          Commodities